September 26, 2007

Mr. Gabriel Tirador
President and Chief Executive Officer
Mercury General Corporation
4484 Wilshire Boulevard
Los Angeles, California 90010

>   **Re: Mercury General Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed on February 27, 2007**
>   **File No. 1-12257**

Dear Mr. Tirador:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant